UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA places US$2.15 billion of Senior Notes in the international capital markets

Mexico City, Mexico – November 19, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, announces the placement of three tranches of U.S. dollar-denominated bonds in the international capital markets (the “Senior Notes”).

The Company successfully sold US$ 1.0 billion of 5-year bonds at a yield of US Treasury + 105 basis points, with a coupon of 2.375%; US$ 750 million of 10-year bonds at a yield of US Treasury + 135 basis points, with a coupon of 3.875%; and US$ 400 million of 30-year bonds at a yield of US Treasury + 155 basis points, with a coupon of 5.250%. The transaction was multiple times oversubscribed with broad participation from investment grade dedicated investors.

This issuance received credit ratings of A2 from Moody’s, A- from Standard & Poor’s, and A from Fitch Ratings.

The proceeds will be used for general corporate purposes, including partial debt refinancing. As a result of this issuance, Coca-Cola FEMSA will increase the average life of its debt maturity profile from 4.1 years to 7.9 years.

This press release does not constitute an offer to sell or the solicitation of an offer to purchase with respect to the Senior Notes or other securities, nor shall there be any sales of the Senior Notes in any jurisdiction in which such offer, solicitation or purchase would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.  The Senior Notes have been issued pursuant to the Company’s Registration Statement on Form F-3 (No. 333-187275) previously filed by the Company with the Securities and Exchange Commission (the “Commission”). The Registration Statement is effective.  Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Citigroup Global Markets Inc. at 800-831-9146, Goldman, Sachs & Co. at 866‑471‑2526, HSBC Securities (USA) Inc. at 866-811-8049, J.P. Morgan Securities LLC at 866-846-2874 or Mitsubishi UFJ Securities (USA), Inc. at 877-649-6848; or by visiting the Commission’s website at http://www.sec.gov.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 67 bottling facilities and serves 338 million consumers through more than 2,800,000 retailers with more than 120,000 employees worldwide.

October 29, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: November 19, 2013